SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 15 January, 2010

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Blockinglisting Interim Review

Exhibit No: 99.1

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically

and
 provided to an
ris
.

Date:

4 January 2010

Name of applicant :		InterContinental Hotels Group PLC
Name of scheme:		InterContinental Hotels Group Executive Share Option Plan
Period of return:	From:	1 July 2009	To:	31 December 2009
Balance of unallotted securities under scheme (s) from previous return :		2, 538 , 973
Plus: The amount by which the block scheme (s) has been increased since the date of the last return (if any increase has been applied for) :		NIL
Less: Number of securities issued/allotted under scheme (s) during period (see LR3.5.7G) :		1,054 , 871
Equals: Balance under scheme (s) not yet issued/allotted at end of period :		1,484,102

Name of contact:	Catherine Springett
Telephone number of contact:	01 895 512242

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically

and
 provided to an
ris
.

Date:

4 January

2010

Name of applicant :		InterContinental Hotels Group PLC
Name of scheme:		InterContinental Hotels Group Sharesave Plan
Period of return:	From:	1 July 2009	To:	31 December 2009
Balance of unallotted securities under scheme(s) from previous return:		1,299,652
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,299,652

Name of contact:	Catherine Springett
Telephone number of contact:	01 895 512 24 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	15 January 2010